

October 6, 2011

Via E-mail
Scott J. Leichtner, Esq.
Vice President and General Counsel
Glu Mobile Inc.
45 Fremont Street, Suite 2800
San Francisco, California 94105

  Re: **Glu Mobile Inc.**
    Amendment No. 1 to Registration Statement on Form S-3
    Filed September 19, 2011
    File No. 333-176325

    Amendment No. 1 to Registration Statement on Form S-3
    Filed September 19, 2011
    File No. 333-176327

    Form 8-K
    Filed August 15, 2011
    File No. 001-33368

Dear Mr. Leichtner:

    We have reviewed your amended registration statements and your response letter dated September 19, 2011 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2011.

Form 8-K

1. We note your response to prior comment 1 and we are unable to concur with your assertion that you need not provide the financial information of Griptonite even though the acquisition of that entity by you was significant in excess of the 50% level. According to the calculations you provided in your response, you state that the consideration issued by Glu Mobile to aquire Griptonite was approximately 62.7% of Glu Mobile's total assets, thus exceeding the 50% significance level. Note that the exception provided in Instruction to Item 9.01 with respect to transactions involving secondary offerings relates to offerings pursuant to effective registrations statements but does not refer to making registration statements effective. Financial statements for a recent acquisition that is significant in excess of the 50% level must be included in a registration statement, including one relating to a secondary offering, prior to effectiveness. Please revise your disclosure accordingly.

Form S-3 (File No. 333-176325)

Selling Stockholder, page 24

2.   We note that you revised your disclosure in response to prior comment 3 to identify the affiliated entities, but not the natural persons, that share voting and/or dispositive power over the shares to be offered for resale by Foundation 9 Entertainment, Inc. Please revise your disclosure to name the natural persons that have such power over the shares offered for resale by Foundation 9 Entertainment, Inc. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 240.04, which is available on our website.

Plan of Distribution, page 25

3.   We are unable to concur with your assertion in your response to comment 5 that the terms under which the additional shares may be issued, even if covered by the automatic language of the merger agreement, are not material to a potential investor under the resale prospectus. A summary of the material terms of the working capital adjustment and potential indemnification claims appears to be material to an understanding of the conditions relating to the offering. Disclosure enabling a potential investor to appreciate the terms on which any such additional issuances may be made, including the remoteness or likelihood of such issuances, Please revise accordingly.

Form S-3 (File No. 333-176327)

Plan of Distribution, page 24

4.   We are unable to concur that the references to the escrow shares in the selling stockholder table provide adequate disclosure regarding the terms of the escrow shares. Please revise your disclosure to include here or in an appropriate location of the prospectus a summary of the material terms governing the shares held in escrow.

        Please contact me at (202) 551-3457 if you have questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        David Bell, Esq.
        Fenwick & West LLP